Contact

www.linkedin.com/in/
nickapostolopoulos (LinkedIn)
619Vodka.com/ (Company)

Top Skills

Project Management
.NET
Product Management

Languages

Greek
French

Publications

Professional Site Server 3.0

Nick Apostolopoulos

Owner of 619 Spirits and Co-Owner of 117 West Spirits
San Diego, California, United States

Summary

Embarking on a new adventure as the owner of 619 Vodka!

Specialties: Serial Entrepreneur. Though listing that as a specialty implies that I'm actually good at it, which is debatable. :-)

Experience

619 Spirits

15 years 10 months

Owner
October 2010 - Present (15 years 9 months)

President
September 2010 - Present (15 years 10 months)

I'm the founder and President of 619 Spirits.

In May of 2012, we launched the first San Diego branded vodka, 619 Vodka!

117 West Spirits

Owner
July 2023 - Present (3 years)
San Diego, California, United States

Rels

Development Manager / Lead Technical Architect
October 2010 - September 2012 (2 years)

Manage a team of 12 developers, including 4 off-site in Guadalajara
Organized and lead the migration of the legacy codebase from .NET 1.1 to 3.5, and then again to Visual Studio 2010 and .NET 4.0
Oversaw the implementation of Team System, including automated build deployment, etc.
Instituted a Change Control Board to control the development lifecycle.
Instituted Peer Review procedures to reduce software defects.
Streamlined the Application Support process.

Designed VCWeb routing engine to support migration to a new platform.

Implemented a new CMS using MVC 3 and EntityFramework.

Lead migration of existing customer facing web sites to MVC 3.

Coordinated the upgrade of installers for migration to Windows 2008 Servers in production.

Symitar
Development Lead / Architect
July 2008 - October 2010 (2 years 4 months)

Epysis Explorer Project

Helped design and code a new .NET UI for a legacy terminal based system, including development of a Web Services based middle tier to interface with the core PL1 code via Telnet.

Worked with QA to implement Visual Studio Team Foundation Server for defect tracking, etc.

Also implemented TFS for source control and task management, etc.

Epysis Quest Project

Worked with Quest team to integrate .NET UI controls into legacy C++ windows application.

Designed and implemented new base classes to handle the interop of Managed .NET UI code with the unmanaged legacy C++ implementation code.

Worked with Quest team to update the various "projects" in the application to utilize the new base classes, including reworking of unmanaged toolbar code to run inside of the new managed code.

Helped to develop a system for continuing parallel development for fully unmanaged code using compiler directives and a special build tool.

Interactivate, Inc
Development Lead / Architect
June 2007 - July 2008 (1 year 2 months)

Responsible for complete technical redesign of the web site from scratch in .NET (2.0) and SQL Server 2005, including designing a new database to handle new site functionality.

Gathered detailed requirements and consulted with the client and graphics teams on basic site design considerations, potential limitations of legacy data system, etc.

Developed project task list and timeline, and insured that development proceeded on schedule.

Responsible for managing a team of local developers as well as a team of developers in Argentina, and insuring the proper coordination of development resources, etc.

Developed and coded data transfer tool for importation of data from builder database.

Designed and coded a complete administration tool for the web site, including the uploading of video testimonials to the CDN, management of Village data, builder data, etc.

Developed and implemented a complete deployment plan, including the migration of existing site data, domain name transition (from IrvineRanch.com to VillagesofIrvine.com), etc.

Financial Profiles, Inc
Professional Services Lead / .NET Architect
May 2005 - June 2007 (2 years 2 months)

Developed Auto Update functionality for VB 6.0 desktop application using .NET 2.0 Interop DLL and Web Service backend. Service utilizes XML manifest for determining updates by application type and version.

Developed key system components using C# across the .NET (1.1 and 2.0) platforms.

Responsible for all Professional Services projects from an Engineering standpoint.

Worked directly with customers (such as Allstate, Pacific Life, Suntrust, Jefferson Pilot, etc.) to access integration needs, suggest solutions, etc.

Developed detail requirements and design documents for the projects.

Responsible for creating task lists, tracking development progress, organizing testing schedules, etc., including coordination of customer development and deployment schedules.

Responsible for engineering and implementation of Financial Profiles portion of customized integration solutions.

Also worked to convert key parts of the application from VB6 and ASP to .NET.

Wrote custom test tools to locate memory leaks in VB 6.0 desktop application, 3rd party COM components, etc.

Wrote diagnostic tools to troubleshoot other performance problems within our applications.

AltMind
Senior Architect/Developer
February 2005 - May 2005 (4 months)

Designed and developed Document Management system for legal document management. The Systems was designed from scratch using .NET 2003, SQL Server, and MS Application Blocks.

Qualcomm, Inc
Senior Architect
February 2004 - February 2005 (1 year 1 month)

Performed Architectural Analysis to locate and correct design issues and performance bottlenecks with the QTracs trucking application.
Generated detailed reports recommending various architectural changes and worked with Project Leads to implement these changes. Resulting application speed was virtually doubled.

Maximum Performance Group
Chief Architect
April 2002 - February 2004 (1 year 11 months)

Responsible for architecting and implementing new Maximum Performance Software product line for large plant energy management (industrial chillers, boilers, etc.) (.NET 2005)
Developed detailed product requirements working with Energy Engineers, Sales Staff, etc.
Interviewed and hired staff of 5 to implement initial product development.
Served as primary Sales Engineer for initial product sales.
Coordinated design and development between teams in San Diego, Boston, and New York.
Responsible for evaluating and selecting a hardware platform for data acquisition.
Responsible for working with Embedded Systems group to coordinate the use a new wireless standard for existing HVAC product line to ensure compatibility with existing reporting system.
Developed product development timelines, capital requirements, etc.
Developed key system components using C# across the .NET platform (ASP, DLLs, etc.)
Architected database design for the system.

A13 LLC
Owner
January 1999 - April 2002 (3 years 4 months)

Grew the company to over $3 Million in sales in the first 12 months.
Hired and managed a staff of over 25 people.

NFL - ChoiceSeat - Denver Broncos
Managed design and development of a touch-screen system allowing users in the luxury suites to see various live video angles, real-time game statistics, historical statistics, order food, etc.
Coordinated software and graphics development teams in San Diego, Los Angeles, and Denver to ensure that the project remained on schedule.
Ensured the availability and redundancy of the NFL statistics feed from SportsTicker.
Consulted on hardware specification, including the testing of various TV tuner solutions.
Oversaw final installation onsite in Denver, including providing on site staffing for the first few games.
Trained Denver Broncos staff in system operation and maintenance.

ChoiceSeat – Intel – Madison Square Garden
• Managed the design and development of a touch-screen system allowing users in the luxury suites and various seats throughout the Garden to see various live video angles, real-time game statistics, historical statistics, order food, etc.
• Coordinated software and graphics development teams in San Diego, Los Angeles, Portland, and New York to ensure that the project remained on schedule.
• Worked closely with Intel's development team to implement video server technology.
• Oversaw final installation in New York, including the installation and testing of the network infrastructure.
• Provided on site staffing for the first few games to ensure smooth operational transition.
• Trained MSG staff in system operation and maintenance.

Gateway Computers
• Worked with teams in San Diego, Denver, and North Dakota to develop project requirements and timelines for integrating Siebel with Gateway' eSupport web site.
• Managed the project timelines to ensure on-time delivery, including coordinating approvals amongst the various departments involved

Stellcom, Inc
Senior Software Engineer, Project Lead

January 1996 - January 1999 (3 years 1 month)

Served as an E-Commerce implementation expert within the company.
Designed and developed custom E-Commerce solutions for various
companies/projects, including Buy.com, Cooking.com, Kingston Technology,
Pacific Life Insurance, etc.
Developed proprietary components for quick implementation of
"Stellcom" solutions.

NTN Communications, Inc
Senior Software Engineer
January 1993 - January 1996 (3 years 1 month)

Developed and implemented plan for migrating AOL-based trivia games to the
Internet.
Procured additional bandwidth and servers to support the Internet launch.
Coordinated live tie-in events for the Academy Awards, ER, Super Bowl XXIX,
etc., supporting in excess of 20,000 simultaneous players
Developed complete rewrite and migration of restaurant-based system from
DOS to Windows95.
Defined new network standards for graphics, data, animated images, including
silent commercials.

———

Education

Boston University
EECS · (1988 - 1989)

Poway High School
Yes · (1984 - 1988)